Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

CONFIDENTIAL

EXOR S.p.A Via Nizza, 250 10126 Torino Italy Attention: John Elkann, Chairman and Chief Executive Officer	May 20, 2015

Dear Mr. Elkann:

The PartnerRe board has reviewed EXOR’s offer of $137.50 per common share of PartnerRe, and, after careful deliberation, has decided that the price and terms of the offer are not acceptable.

PartnerRe remains committed to exploring any opportunity that could ultimately lead to a proposal that the PartnerRe board could recommend to our shareholders as being in their best interests. We are happy to discuss ways in which EXOR can improve its offer so that it is compelling, on price and terms, to our shareholders.

In particular:

•	EXOR’s offer price of $137.50 per common share significantly undervalues our business by comparison to both the benefits of our proposed merger-of-equals with AXIS and to our value as a standalone entity. We are happy to meet with you to demonstrate why this is the case. We are also willing to provide EXOR and its advisors with access to due diligence information, assuming we can agree on transaction terms that embody the closing certainty that we would require in any circumstance in order to recommend a transaction to our shareholders.

•	We appreciate that EXOR addressed some of the execution risks we identified during our prior discussions notwithstanding your stated unwillingness to negotiate these points. However, EXOR’s offer still entails significant optionality that poses an unacceptable risk to PartnerRe’s shareholders. Under EXOR’s offer, if PartnerRe entered into a transaction with the two identified EXOR subsidiaries that subsequently failed to close, PartnerRe’s shareholders would be out-of-pocket for up to $315 million of termination fees and expense reimbursement under the AXIS agreement without any compensation or meaningful recourse. Specifically:

o	EXOR parent and its controlling shareholders, who are required to make various insurance and antitrust regulatory filings, have no contractual obligations to actually make the required filings or otherwise assist in obtaining regulatory approvals. In addition, EXOR’s offer does not include a regulatory termination fee to incentivize EXOR to obtain such approvals and compensate PartnerRe, net of

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

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transaction fees and expense reimbursement under the AXIS agreement, for the risks associated with a transaction with EXOR.

o	EXOR’s parent guarantee only guarantees the payment obligations of the EXOR subsidiary if a transaction with EXOR were to close. If the EXOR parties to the proposed merger agreement breached any of their other obligations, PartnerRe would have recourse only to EXOR subsidiaries, which based on the limited publicly available information, do not have the resources required to be the accountable party for a transaction of this size.

•	The deal protection measures in EXOR’s proposed merger agreement are not appropriate in the context of an all-cash transaction, especially one without a pre-signing market check. The deal protection measures in any transaction with EXOR must reflect the fact that PartnerRe has never been for sale, nor have we run a sale process (nor can we under the terms of the AXIS agreement). While we recognize EXOR’s offer largely parallels the terms of the AXIS agreement, those deal protections were negotiated in the context of a no-premium merger-of-equals.

•	Any transaction with EXOR will likely involve a protracted period before termination of the AXIS agreement and an even longer period to close, even assuming full cooperation of EXOR and its controlling shareholders (something not required under EXOR’s proposed merger agreement). Accordingly EXOR’s offer should, but fails to, adequately compensate PartnerRe’s shareholders for both (i) the increased value in PartnerRe’s business between now and the closing of any potential transaction with EXOR and (ii) the increased risk posed to PartnerRe’s shareholders by virtue of the delay inherent in a transaction with EXOR relative to the AXIS transaction, which we expect will be able to close at or shortly following shareholder approval.

Quite apart from the issue regarding sufficiency of EXOR’s proposed price, EXOR’s offer entails significant optionality that would allow EXOR to walk away from a transaction without consequence, requires PartnerRe’s shareholders to bear the risk of paying up to $315 million of termination fees and expense reimbursement to AXIS and imposes incremental execution risk while failing to adequately compensate our shareholders in return.

Since EXOR has made certain public statements that, by any measure, are categorically untrue and represent an opportunistic attempt to skew the public record, EXOR has left us no choice but to respond publicly to address these mischaracterizations and I have sent a letter to our shareholders to this effect.

Notwithstanding the above-mentioned concerns, we have obtained a waiver from AXIS to engage with you and your advisors to determine whether we can negotiate price and terms compelling to PartnerRe’s shareholders. We would welcome the opportunity to demonstrate the value proposition and to give you an opportunity to address the execution risks in your proposal.

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Regards,
/s/ Jean-Paul Montupet Name: Jean-Paul Montupet
Title: Chairman of the Board of Directors of PartnerRe Ltd.